Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-27	September 20 2012

International Tower Hill Appoints
Don Ewigleben as New Chief Executive Officer

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-MKT: THM, Frankfurt: IW9) is pleased to announce the appointment of Mr. Donald C. Ewigleben as President and Chief Executive Officer effective September 19, 2012. Mr. Ewigleben has been serving as the Company’s Chairman of the Board since November 2011. He will be stepping into the role currently held by Jeffrey Pontius, who was appointed Interim-CEO on June 29, 2012.

Mr. Ewigleben has over 35 years of experience in the mining industry, having held senior positions at large international producers and smaller public companies with exploration and development projects. His career has included roles overseeing mergers & acquisitions, legal, regulatory, environmental and government affairs, including multiple projects in Alaska. Most recently he was President, Chief Executive Officer and Director of Uranium Resources Inc. (URI), a publicly traded uranium producer. Prior to joining URI in September 2009, he served as President and Chief Executive Officer of AngloGold Ashanti North America and held executive positions with AngloGold Ashanti Ltd. in North America and in Johannesburg, South Africa. Prior to joining AngloGold in 2000, he was the Vice President, Environmental and Public Affairs, for Echo Bay Mines Ltd. and was responsible for the management and permitting of the AJ and Kensington projects in Alaska. Mr. Ewigleben began his career with AMAX Coal in Washington, DC and later as Vice President Environmental & Governmental Affairs for AMAX Gold was intimately involved with the permitting and development of the Fort Knox deposit 60 miles to the southeast of the Livengood deposit.

Mr. Ewigleben has been replaced as the Company’s Chairman by Daniel Carriere, a non-executive director, who has been a board member since April 2010.

Don Ewigleben incoming Chief Executive Officer, states: "I am very excited to assume the role of CEO of ITH. With the benefit of my long history with the Livengood project dating back to 2003 and my past association with the development of the Fort Knox project, I am confident Alaska is one of the best mining jurisdictions in the world and I believe in Livengood as a world-class multi-million ounce gold project. With Tom Irwin, ITH’s VP – Alaska and our strong development and permitting team in place, I believe we are uniquely positioned to move Livengood forward towards production.”

International Tower Hill Mines Ltd.	- 2 -	September 20, 2012
NR12-26 Continued

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska.

On behalf of
International Tower Hill Mines Ltd.

(signed) Donald C. Ewigleben
Donald C. Ewigleben
President & Chief Executive Officer

Contact Information:	Michelle Stachnik,
Manager – Investor Relations
E-mail: mstachnik@ithmines.com
Direct line: 720-881-7646 Ext. 203
Toll-Free: 1-855-208-4642 Ext. 203

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's Livengood property.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.